Detica

RECEIVED

2008 AUG 20 A 4: 37

:CE OF INTERNATI
ORPORATE F

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

[redacted] +44 (0)1483 816000
+44 (0)1483 816144

www.detica.com

08004405

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

Our ref: 08-FIV100C264

14 August 2008

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

PROCESSED
AUG 21 2008
THOMSON REUTERS

08.08.08	Notification of major interest in shares
08.08.08	Dealings by connected exempt principal traders
08.08.08	Dealings by connected exempt principal traders
08.08.08	Dealings by connected exempt principal traders
08.08.08	Dealings by connected exempt principal traders
08.08.08	Dealings by persons with interests in securities representing 1% or more
08.08.08	Dealings by persons with interests in securities representing 1% or more
08.08.08	Dealings by persons with interests in securities representing 1% or more
11.08.08	Dealings by connected exempt principal traders
11.08.08	Dealings by connected exempt principal traders
11.08.08	Dealings by connected exempt principal traders
11.08.08	Dealings by persons with interests in securities representing 1% or more
12.08.08	Dealings by connected exempt principal traders
12.08.08	Dealings by connected exempt principal traders
12.08.08	Dealings by connected exempt principal traders

8/20

Detica

12.08.08	Dealings by persons with interests in securities representing 1% or more
12.08.08	Dealings by connected exempt principal traders
13.08.08	Dealings by persons with interests in securities representing 1% or more
13.08.08	Dealings by connected exempt principal traders
13.08.08	Dealings by connected exempt principal traders
13.08.08	Dealings by persons with interests in securities representing 1% or more
13.08.08	Dealings by connected exempt principal traders
13.08.08	Dealings by connected exempt principal traders
13.08.08	Dealings by connected exempt principal traders
13.08.08	Notification of major interest in shares
13.08.08	Rule 2.10 announcement
14.08.08	Dealings by persons with interests in securities representing 1% or more
14.08.08	Dealings by persons with interests in securities representing 1% or more
14.08.08	Dealings by connected exempt principal traders
14.08.08	Dealings by connected exempt principal traders

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Company Secretarial Assistant

Enc

Regulatory Announcement

Go to market news section

Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	10:06 08-Aug-08
Number	9494A10

RNS Number : 9494A
Detica Group Plc
08 August 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: YES

Other (please specify) NO

3. Full name of person(s) subject to the notification obligation (iii):

Norges Bank

4. Full name of shareholder(s) (if different from 3.) (iv):

N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

6th August 2008

6. Date on which issuer notified:

8th August 2008

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

Change in shares in issue resulting in interest falling below the 3% threshold.

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi	
	Number of shares	Number of voting Rights
GB 0031539561	3,482,198	3,482,198

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		
	Direct	Direct (x)	Indirect (xi)	
GB 0031539561	3,482,198	3,482,198		

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of votin rights that may t acquired if the instrument is exercised/ converted.
N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
3,482,198	2.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

N/A

Proxy Voting:

10. Name of the proxy holder:

Norges Bank

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Based on shares in issue of 116,477,505

14. Contact name:

John Woollhead

15. Contact telephone number:

01483 816 900.

....

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:28 08-Aug-08
Number	9602A11

RNS Number : 9602A
UBS AG (EPT)
08 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**7 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	31,600	0.03%	0	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,600	0.03%	0	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

a. **Rights to subscribe** (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	153	445.5 pence
PURCHASE	297	445.5
PURCHASE	119	445.75
PURCHASE	284	445.75
PURCHASE	989	445.75
PURCHASE	955	446.5
PURCHASE	957	448.75
PURCHASE	1015	449.5
PURCHASE	218	449.75
	4,987	
TOTAL PURCHASES		
TOTAL SALES	0	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**8 AUGUST 2008**
Contact name	**LOUISE ROBINSON**
Telephone number	**020 7567 8762**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 9)	**CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

RECEIVED

2008 AUG 20 A 4:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:07 08-Aug-08
Number	9719A12

RNS Number : 9719A
UBS AG (EPT)
08 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**07 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
16,852	**450.5 pence**	**442.434 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)

CFD	Long	14598	4.4243 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	07 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	12:20 08-Aug-08
Number	9738A12

RNS Number : 9738A
Deutsche Bank AG
08 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	07/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
28,521	4.49	4.46234

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP
1,110,100	4.5	4.5

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit
CFD	Long	1,110,100	
CFD	Short	28,500	4.

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	08/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	13:20 08-Aug-08
Number	9847A13

RNS Number : 9847A
Deutsche Bank AG
08 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	06/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
26,506	4.495	4.48915

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Sale	25,154	4.
CFD	Sale	1,352	4.
CFD	Sale	21	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	08/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 14/08/2008

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Citigroup GM UK Eqty
TIDM	
Headline	Rule 8.3- (Detica)
Released	14:13 08-Aug-08
Number	9902A14

RNS Number : 9902A
Citigroup Global Markets UK EqtyLtd
08 August 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord/Equity**
Date of dealing	**07 August 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Class of relevant security:	**Long**	**Sho**
Ordinary	**Number (%)**	**Number (%)**
(1) Relevant securities	**2,355,000 (2.02%)**	**(0.00%)**
(2) Derivatives (other than options)	**(0.00%)**	**(0.00%)**
(3) Options and agreements to purchase/sell	**(0.00%)**	**(0.00%)**

Total	2,355,000 (2.02%)	(0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Sho
Convertibles	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	Number of securities	Price per unit (Note 5)
	30,000	4.450(
Total	30,000	

Sale	Number of securities	Price per unit (Note 5)
Total		

(b) Derivatives transactions (other than options)

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

e.g. CFD			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v future acquisition or disposal of any relevant securities to which any derivative referred to on this form is none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	08 August 2008
Contact name	Pavla Trskova
Telephone number	02890 409544
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note	N/A

10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Detica Group plc
Released	14:41 08-Aug-08
Number	9942A14

RNS Number : 9942A
Aviva PLC
08 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.02**
Date of dealing	**7 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,458,947	2.111%	0	
(2) Derivatives (other than options)	0	0%	0	
(3) Options and agreements to purchase/sell	0	0%	0	
Total	2,458,947	2.111%	0	

(b) Interests and short positions in relevant securities of the compan other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0
(2) Derivatives (other than options)	0	0%	0	0
(3) Options and agreements to purchase/sell	0	0%	0	0
Total	0	0%	0	0

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	52,302	GBP4.448200
SALE	51,031	GBP4.490000

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	08 AUGUST 2008
Contact name	NEIL WHITTAKER
Telephone number	01603 684420
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	14:57 08-Aug-08
Number	9953A14

RNS Number : 9953A
BlackRock Group
08 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary shares
Date of dealing	7th August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	8,733,304	7.49%		
(2) Derivatives (other than options)	2,794,060	2.39%		
(3) Options and agreements to purchase/sell				
Total	11,527,364	9.89%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Short**

	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	200,000	GBP 4.5057

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	8th August 2008
Contact name	Louise Lyle
Telephone number	0131 472 7472
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:19 11-Aug-08
Number	0533B11

RNS Number : 0533B
Deutsche Bank AG
11 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	08/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
46,622	4.461	4.4375

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**
154	4.4407	4.4388

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**

CFD	Short	35,500	4.·
CFD	Short	6,715	4.·
CFD	Short	4,307	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	11/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:21 11-Aug-08
Number	0546B11

RNS Number : 0546B
UBS AG (EPT)
11 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**8 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	**31,750**	**0.03%**	**0**	**0.00%**
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	**31,750**	**0.03%**	**0**	**0.00%**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
PURCHASE	150	445.5 pence
	150	
TOTAL PURCHASES		
TOTAL SALES	0	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	**11 AUGUST 2008**
Contact name	**LOUISE ROBINSON**
Telephone number	**020 7567 8762**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 9)	**CONNECTED BROKER**

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:39 11-Aug-08
Number	0598B11

RNS Number : 0598B
UBS AG (EPT)
11 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**08 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid (Note 3)**	**Lowest price paid (Note 3)**
2,301	**447 pence**	**447 pence**

Total number of securities sold	**Highest price received (Note 3)**	**Lowest price received (Note 3)**
6,487	**447 pence**	**445.25 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	11 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS

The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Citigroup GM UK Eqty
TIDM	
Headline	Rule 8.3- (Detica Group Plc)
Released	12:16 11-Aug-08
Number	0707B12

RNS Number : 0707B
Citigroup Global Markets UK EqtyLtd
11 August 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Citigroup Global Markets UK Equity Limited
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord/Equity
Date of dealing	08 August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Class of relevant security:	Long	Sho
Ordinary	Number (%)	Number (%)
(1) Relevant securities	2,405,000 (2.07%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)

Total	2,405,000 (2.07%)	(0.00%)

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

Class of relevant security:	Long	Sho
Convertibles	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase	Number of securities	Price per unit (Note 5)
	50,000	4.450(
Total	50,000	

Sale	Number of securities	Price per unit (Note 5)
Total		

(b) **Derivatives transactions (other than options)**

Product name,	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

e.g. CFD			

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v future acquisition or disposal of any relevant securities to which any derivative referred to on this form is none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	11 August 2008
Contact name	Selina Campbell
Telephone number	02890 409538
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note	N/A

10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED
2008 AUG 20 A 4:3?

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	10:48 12-Aug-08
Number	1389B10

RNS Number : 1389B
UBS AG (EPT)
12 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**11 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	28,800	0.02%	0	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	28,800	0.02%	0	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	700	445.75 pence
SALE	700	445.75
SALE	700	445.75
SALE	700	446.75
SALE	150	446.75
TOTAL PURCHASES	0	
TOTAL SALES	2,950	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	12 AUGUST 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:07 12-Aug-08
Number	1565B12

RNS Number : 1565B
UBS AG (EPT)
12 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**11 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid (Note 3)**	**Lowest price paid (Note 3)**
3,673	**447.5 pence**	**445 pence**

Total number of securities sold	**Highest price received (Note 3)**	**Lowest price received (Note 3)**
5,859	**445.75 pence**	**444.625 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	12 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

RECEIVED

2008 AUG 20 A 4:3?

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	12:20 12-Aug-08
Number	1583B12

RNS Number : 1583B
Deutsche Bank AG
12 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	11/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
26,130	4.46182	4.45

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Short	21,500	4.
CFD	Short	3,834	4.
CFD	Short	796	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	12/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Legal&Gen Inv Mgmnt
TIDM	
Headline	Rule 8.3- Detica Group Plc
Released	13:22 12-Aug-08
Number	1651B13

RNS Number : 1651B
Legal & General Investment Mgmnt Ld
12 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.02**
Date of dealing	**11 August 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

			Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,854,270	4.16		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,854,270	4.16		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	5,900	GBP 4.4502

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? **(Note 9)** **NO**

Date of disclosure	**12 Aug 2008**
Contact name	**Helen Lewis**
Telephone number	**0203 124 3851**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

RECEIVED

2008 AUG 20 A 9:32

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	14:31 12-Aug-08
Number	1744B14

RNS Number : 1744B
Deutsche Bank AG
12 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	08/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3) GBP	Lowest price paid (Not GBP
46,622	4.461	4.4375

Total number of securities sold	Highest price received (Note 3) GBP	Lowest price received (GBP
100	4.4388	4.4388

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit
CFD	Short	35,500	4.
CFD	Short	6,715	4.
CFD	Short	4,307	4

CFD	Short	54	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	12/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2008 AUG 20 A 4:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	New Star Asset Management Ltd
TIDM	
Headline	Rule 8.3 - Detica Group Plc
Released	11:39 13-Aug-08
Number	81137-3CFA

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	NEW STAR ASSET MANAGEMENT LIMITED
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.02 Ordinary Shares
Date of dealing	12th August 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,168,345	1.00%		
(2) Derivatives (other than options)	1,089,773	0.94%		
(3) Options and agreements to purchase/sell				
Total	2,258,118	1.94%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	717,035	GBP 4.4500

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)
CFD	Short	243,092	GBP 4.4411

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) [YES/NO] - NO

Date of disclosure	13th August 2008
Contact name	Buz de Villiers

Telephone number	020 7225 6145
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

END

Close

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:46 13-Aug-08
Number	2399B11

RNS Number : 2399B
Deutsche Bank AG
13 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	12/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
19,902	4.46	4.4

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**
5.923	4.4002	4.4

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Long	5,140	
CFD	Short	14,000	4.
CFD	Short	5,065	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	13/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:09 13-Aug-08
Number	2449B12

RNS Number : 2449B
UBS AG (EPT)
13 August 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**12 AUGUST 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
3,401	**445.75 pence**	**444.75 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
148,045	**442 pence**	**440 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Long	76005	4.40320005 GBP

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	13 August 2008
Contact name	NIMISHA SACHDEV
Telephone number	020 7568 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

END

Close

Regulatory Announcement

Go to market news section

Company	Citigroup GM UK Eqty
TIDM	
Headline	Rule 8.3- (Detica Group Plc)
Released	12:47 13-Aug-08
Number	2528B12

RNS Number : 2528B
Citigroup Global Markets UK EqtyLtd
13 August 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Citigroup Global Markets UK Equity Limited**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ord/Equity**
Date of dealing	**11 August 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Class of relevant security:	**Long**	**Sho**
Ordinary	**Number (%)**	**Number (%)**
(1) Relevant securities	**2,535,000 (2.18%)**	**(0.00%)**
(2) Derivatives (other than options)	**(0.00%)**	**(0.00%)**
(3) Options and agreements to purchase/sell	**(0.00%)**	**(0.00%)**

Total	2,535,000 (2.18%)	(0.00%)

(b) **Interests and short positions in relevant securities of the company, other than the class dealt in** (Note 3)

Class of relevant security:	Long	Sho
Convertibles	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase	Number of securities	Price per unit (Note 5)
	130,000	4.450(
Total	130,000	

Sale	Number of securities	Price per unit (Note 5)
Total		

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v future acquisition or disposal of any relevant securities to which any derivative referred to on this form is none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	13 August 2008
Contact name	Selina Campbell
Telephone number	02890 409538
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

RECEIVED

2008 AUG 20 A 4:38

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	16:04 13-Aug-08
Number	2786B16

RNS Number : 2786B
Deutsche Bank AG
13 August 2008

**DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)**

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	11/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
26,130	4.461838	4.45

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**
1,047	4.4675	4.45

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Short	21,500	4.
CFD	Short	3,834	4.
CFD	Short	796	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	13/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

RECEIVED

2008 AUG 20 A 11: 2

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	16:21 13-Aug-08
Number	2816B16

RNS Number : 2816B
Deutsche Bank AG
13 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	08/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
46,622	4.461	4.4375

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received** (**GBP**
100	4.4388	4.4388

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Short	35,500	4.
CFD	Short	6,715	4.
CFD	Short	4,307	[illegible]

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	13/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	16:30 13-Aug-08
Number	2828B16

RNS Number : 2828B
Deutsche Bank AG
13 August 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	06/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
26,506	4.495	4.48915

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Sale	25154	
CFD	Sale	1352	
CFD	Sale	54	

CFD	Sale		21

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	13/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Holding(s) in Company
Released	16:39 13-Aug-08
Number	2847B16

RNS Number : 2847B
Detica Group Plc
13 August 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

DETICA GROUP PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

7 August 2008

6. Date on which issuer notified:

13 August 2008

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi	
	Number of shares	**Number of voting Rights**
GB0031539561	4,652,021	4,652,021

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		°
		Direct (x)	**Indirect** (xi)	[
GB0031539561	6,028,443	6,028,443	N/A	{

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of votin rights that may l acquired if the instrument is exercised/ converted.
N/A			

Total (A+B)

Number of voting rights	% of voting rights
6,028,443	5.20%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Credit Suisse Securities (Europe) Limited is part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSIBD") is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

14. Contact name:
John Woollhead

15. Contact telephone number:
01483 816900.

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:00 13-Aug-08
Number	2823B17

Detica

RNS Number : 2823B
Detica Group Plc
13 August 2008

Detica Group plc ("Detica" or the "Group")
Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,508,515 ordinary shares of 2 pence each in issue as at the close of business on 13 August 2008. The ISIN reference for these securities is GB0031539561.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

Regulatory Announcement

Go to market news section

Company	Standard Life Inv.
TIDM	
Headline	Rule 8.3- DETICA GROUP PLC
Released	10:32 14-Aug-08
Number	3262B10

RNS Number : 3262B
Standard Life Investments
14 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**Standard Life Investments**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.02**
Date of dealing	**13/08/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,131,863	3.55		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,131,863	3.55		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long Number (%)	Short Number (%)
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SELL	9,996	GBP 4.426005

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None...

....

Is a Supplemental Form 8 attached? (Note 9)	**NO**
Date of disclosure	**14/08/08**
Contact name	**ROBBIE STORRIE**
Telephone number	**0131-550-6049**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Baillie Gifford &Co.
TIDM	
Headline	Rule 8.3- Detica Group
Released	10:45 14-Aug-08
Number	3248B10

RNS Number : 3248B
Baillie Gifford & Co.
14 August 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BAILLIE GIFFORD
Company dealt in	DETICA GROUP
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY SHARES
Date of dealing	13/08/2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	6,683,658	5.7382
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	6,683,658	5.7382

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	((
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	4,975	440.99P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (l 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO
Date of disclosure	14/08/2008
Contact name	AMEE YOSTRAKUL

Telephone number 0131 275 3047

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:27 14-Aug-08
Number	3348B11

RNS Number : 3348B
Deutsche Bank AG
14 August 2008

**DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS
WITH RECOGNISED INTERMEDIARY STATUS
DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(a) of the Takeover Code)**

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	13/08/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
16,721	4.4225	4.41

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Short	10,400	4
CFD	Short	5,484	4
CFD	Short	837	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	14/08/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:37 14-Aug-08
Number	3372B11

RNS Number : 3372B
UBS AG (EPT)
14 August 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**13 AUGUST 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	278	0.00%	4,400	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	278	0.00%	4,400	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	1825	440.5 pence
SALE	1090	440.75
SALE	609	440.75
SALE	325	440.75
SALE	325	440.75
SALE	2654	441
SALE	885	441
SALE	325	441
SALE	37	441
SALE	1115	441.25
SALE	908	441.25
SALE	501	441.25
SALE	186	441.25
SALE	1517	441.5
SALE	877	441.5
SALE	342	441.5
SALE	47	441.5
SALE	2471	441.75
SALE	1258	442
SALE	1137	442
SALE	912	442
SALE	179	442
SALE	166	442
SALE	131	442
TOTAL PURCHASES	0	
TOTAL SALES	19,822	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	14 AUGUST 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

The company news service from the London Stock Exchange

END

Close